Exhibit 99.23
Student Transportation to Hold Annual General Meeting
On November 11 in Toronto
Barrie, ON (November 4, 2010) — Student Transportation Inc. (“ST”) (TSX: STB) today announced it will hold its Annual General Meeting of shareholders on Thursday, November 11, 2010 at 3:30 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto.
Following the formal meeting, there will be a presentation by management and a brief question and answer session for shareholders, analysts, and institutional investors. The meeting will also be webcast live at ST’s web site at www.rideSTA.com. The company said a press release for the first quarter fiscal 2011 ended September 30, 2010 will be issued after the Annual General Meeting.
Profile
Founded in 1997, Student Transportation Inc. (ST) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 6,500 vehicles. ST’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
INVESTOR CONTACTS:
Student Transportation Inc.
Denis J. Gallagher
Chairman and Chief Executive Officer
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: ir@rideSTA.com
Website: www.rideSTA.com